May 5, 2009
Our Ref. No. 20094151123
Berthel Growth & Income
Trust I
Berthel SBIC, LLC
File Nos. 033-89506 and
811-08451

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

Your letter, dated March 30, 2009, requests our assurance that we would not recommend enforcement action to the Securities and Exchange Commission (the "Commission") under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934 (the "1934 Act") and the rules thereunder, if, under the circumstances described below, Berthel Growth & Income Trust I (the "Trust"), on its own behalf and on behalf of Berthel SBIC, LLC (the "SBIC"), ceases filing annual and quarterly reports under Sections 13(a) and 15(d) of the 1934 Act with the Commission, commencing with relief from having to file Form 10-K for the period ended December 31, 2008.

Background

You state the following:

The Trust is a Delaware statutory trust organized on February 10, 1995. The Trust filed a registration statement on Form N-2 on February 14, 1995 to register the sale of its beneficial interests (the "Beneficial Interests") under the Securities Act of 1933 (the "1933 Act"). The registration statement was declared effective on June 21, 1995, and the Trust commenced its initial public offering at that time. The Beneficial Interests are registered with the Commission under Section 12(g) of the 1934 Act.

The declaration of trust for the Trust (the "Declaration") provides that the Trust was to have dissolved on June 21, 2007, unless the independent trustees of the Trust acted to extend the term of the Trust. Pursuant to the Declaration, the independent trustees extended the term of the Trust to June 21, 2009 (the "Dissolution Date"). The Declaration permits the Trust to dissolve prior to the Dissolution Date upon the resignation of the Trust's adviser (currently Berthel Fischer & Company Planning, Inc., or the "Trust Advisor") or the affirmative vote of a majority of the holders of Beneficial Interests. You represent that the Trust currently is not financially capable of calling and conducting a meeting of the holders of Beneficial Interests or otherwise obtaining their consent. You further represent that the Beneficial Interests have never been listed for trading on any national securities exchange or quoted on any quotation system, that no active secondary trading market has ever developed for the Beneficial Interests and that it is not anticipated that a public market for Beneficial Interests will develop.[1]

The Trust has 10,541 Beneficial Interests outstanding that are held by 882 holders of record. You represent that, as of the date of your letter, the Trust was current in its 1934 Act reporting obligations on behalf of itself and the SBIC.

The Trust formed the SBIC under the laws of the State of Delaware on May 13, 1997 as a wholly-owned subsidiary of the Trust within the meaning of Section 2(a)(43) of the Investment Company Act of 1940 (the "Investment Company Act"), funding the SBIC with capital contributions totaling $5,700,000.[2] On May 4, 1998, the SBIC received a license to operate as a small business investment company from the United States Small Business Administration ("SBA").

On October 17, 1997, the SBIC filed with the Commission: (i) a Registration Statement on Form N-5 to register its securities under the 1933 Act and Section 8(b) of the Investment Company Act; and (ii) a Notification of Registration on Form N-8A pursuant to Section 8(a) of the Investment Company Act. On October 4, 2002, the SBIC filed with the Commission: (i) a Registration Statement on Form 10 to voluntarily register its securities under the 1934 Act in order to be eligible to elect treatment as a business development company ("BDC"); and (ii) a Notification of Election on Form N-54A to notify the Commission that it elects to be regulated as a BDC pursuant to Section 54(a) of the Investment Company Act.

On October 22, 1997, the SBIC applied for, and on June 8, 1999 the Commission granted, an Order of the Commission under the 1934 Act permitting the Trust to file all information and reports required to be filed with the Commission under the 1934 Act by the Trust and the SBIC on a consolidated basis, with such consolidated reports satisfying the separate reporting obligations of both the Trust and the SBIC, subject to certain

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1 You state that the Declaration contains restrictions that are intended to prevent the development of a public market for Beneficial Interests. You further state that, pursuant to the Declaration, Beneficial Interests cannot be transferred unless the holder represents and provides documentation satisfactory in form and substance to the Trust Advisor that such transfer will not be effected through a broker-dealer or matching agent that makes a market in Beneficial Interests or that provides a readily available, regular and ongoing opportunity to holders to sell or exchange their Beneficial Interests through a public means of obtaining or providing information of offers to buy, sell or exchange Beneficial Interests. In the case of the Beneficial Interests, the Trust Advisor must determine that such sale, assignment, or transfer would not, by itself or together with any other sales, transfers or assignments, likely result in the Trust being classified as a publicly traded partnership.

2 Because the SBIC is a wholly-owned subsidiary of the Trust, there is no public market for the securities issued by the SBIC.

conditions.[3] The Trust and the SBIC began filing consolidated disclosures with the filing of the Form 10-K for the period ended December 31, 2002, which was filed with the Commission on March 27, 2003.

Until the formation of the SBIC, the Trust acquired investments in its own name, all of which have been liquidated. You represent that, since the formation of the SBIC, the Trust has made no additional direct investments, and all further investments have been made directly by the SBIC. You represent that, as of September 30, 2008, the Trust (through the SBIC) owned investments in six portfolio companies with an aggregate value of $5,489,969.[4]

The SBIC's investments did not perform as expected, and distributions from the SBIC to the Trust and from the Trust to its investors did not meet expectations. During the year 2002, the Trust had a deficiency in net assets and net losses and a negative cash flow from operations, and the SBIC was in violation of the maximum capital impairment percentage permitted by the SBA. On August 22, 2002, the SBA notified the SBIC that the SBIC was in default, and that all debentures, accrued interest and fees were immediately due and payable. The SBIC and the SBA subsequently agreed to a plan of debt and interest repayment, and on September 1, 2003, the SBIC signed a loan agreement (the "Agreement"), whereby the SBIC borrowed $8,100,000 from the SBA at an interest rate of 7.49% for a term of 48 months commencing September 1, 2003. The term of the Agreement was subsequently extended to September 1, 2008. You represent that the total outstanding indebtedness of the SBIC to the SBA under the Agreement as of September 30, 2008 was $2,776,217, and that there has been no change in the principal amount of this indebtedness since that date. You represent that the SBIC has been unable to liquidate the remaining six investments.

Due to the SBIC's failure to repay its debt to the SBA in full, on January 7, 2009, the United States District Court for the Northern District of Iowa entered an order appointing the SBA receiver for the purpose of marshalling and liquidating the SBIC's assets and satisfying the claims of creditors (the "Receivership Order"). The court entered an order in favor of the SBA in the amount of $2,773,841.50, plus accrued interest of $17,598.79 through November 17, 2008, plus accrued interest of $566.15 per day up to the date of the order, together with post-judgment interest. The SBA judgment is secured by all the assets of the SBIC.

You represent that, through relevant periodic reports and reports on Form 8-K, the holders of Beneficial Interests have been informed fully of the commencement of the receivership and the circumstances giving rise to the receivership, including, but not limited to, the SBIC's default, the execution of the Agreement, and the SBIC's failure to

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3 *See Berthel Growth & Income Trust I, et al.*; Notice of Application, Investment Company Act Release No. 23835 (May 12, 1999); *Berthel Growth & Income Trust I, et al.*, Commission Order, Investment Company Act Release No. 23864 (June 8, 1999).

4 You represent that this valuation was performed in accordance with SBA regulations.

repay its debt to the SBA. You also represent that, if the requested relief is granted, the Trust will disclose in a current report on Form 8-K, within four business days after the date such relief is granted, the Trust's plans for dissolution, winding up, and liquidation, and the fact that the Trust will cease filing on its own behalf and on behalf of the SBIC annual and quarterly reports under Sections 13(a) and 15(d) of the 1934 Act.

The Trust's assets consist of its interest in the SBIC, which is now in receivership, and cash in an amount less than $1,000. You contend that these assets require no active management by the Trust Advisor because the SBA, as receiver, will liquidate the SBIC's assets. You represent that the Trust and the SBIC have no employees and have never had any employees, and that, other than potential distributions from the SBIC and advances from the Trust Advisor, the Trust has no source of funds.

You represent that, in the event the SBA liquidates the SBIC's investments in amounts that exceed the aggregate of the amount due to the SBA, the claims of other creditors of the SBIC and the costs of the receivership, the SBA will distribute the excess to the Trust.[5] You represent that, if the Trust receives any such distribution, it will, as soon as practicable, use the proceeds to satisfy its obligations and make a final distribution to the holders of Beneficial Interests.

You represent that the Trust will not engage in future business operations; the only future activities in which the Trust will engage will be paying creditors and making distributions to holders of Beneficial Interests if the SBA distributes cash to the Trust following liquidation of the SBIC's assets. You represent that the Trust's sole purpose is to continue in existence until the SBA liquidates the assets of the SBIC and, if the SBA makes any distributions to the Trust, satisfy its liabilities and distribute cash (as soon as practicable after receiving distributions from the SBIC) to the holders of Beneficial Interests. You represent that any advances from the Trust Advisor will be used primarily to pay professional fees and filing expenses associated with filings with the Commission and the State of Delaware, and that any material advances will be reported on a current report on Form 8-K.

Pursuant to Delaware law and the terms of the Declaration, the Trust will continue for up to three years after the Dissolution Date for the sole purposes of prosecuting and defending legal actions, settling and closing its business, disposing of and conveying property, discharging its liabilities, and distributing to the holders of Beneficial Interests any remaining assets. You represent that from and after the Dissolution Date, the Trust Advisor will act without compensation as liquidating Trust Advisor. You represent that when the liquidating Trust Advisor has completed the winding up of the Trust, the Trust

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[5] You represent that the SBA has informed you that, as of the date of your letter, it is not aware of any such claims. You state that pursuant to the Receivership Order, the SBA, as receiver, will give notice to potential creditors, and the court will determine the validity and priority of all claims filed with the court in accordance with the procedures set forth in such notice.

then will file with the Secretary of State for the State of Delaware a certificate of cancellation and file with the Commission a current report on Form 8-K.[6]

You note that, because the Trust has in excess of 500 holders of Beneficial Interests, it is currently not eligible under Rule 12g-4(a) under the 1934 Act to file on Form 15 to terminate the registration of the Beneficial Interests under Section 12(g) of the 1934 Act pursuant to Rule 12g-4(b), which would automatically suspend the Trust's periodic reporting requirements. You request on behalf of the Trust and the SBIC that the staff grant relief from filing annual and quarterly reports under Section 13(a) and Section 15(d) of the 1934 Act. In connection with your request, you represent that if the requested relief is granted: (i) the Trust will disclose in a current report on Form 8-K, within four business days after the date such relief is granted, the Trust's plans for dissolution, winding up, and liquidation, and the fact that the Trust will cease filing on its own behalf and on behalf of the SBIC annual and quarterly reports under Sections 13(a) and 15(d) of the 1934 Act; (ii) the Trust, on its own behalf and on behalf of the SBIC, will disclose in a current report on Form 8-K any material developments relating to the Trust and the SBIC, including, but not limited to, any advancement of funds to the Trust by the Trust Advisor, the termination, liquidation, dissolution, and cancellation of the Trust and the SBIC, and all material developments relating to the SBIC's receivership (including copies of any reports that the SBIC or the SBA, as receiver, is required to file with the court, or, in the event the Trust files for protection under the United States Bankruptcy Code (the "Bankruptcy Code"), any reports that the Trust is required to submit to the Office of the United States Trustee pursuant to the Bankruptcy Code (collectively, "Court Reports")); (iii) the Trust will file on Form 15 to terminate the registration of the Beneficial Interests as soon as it is legally permitted to do so; and (iv) the Trust, on behalf of itself and the SBIC, will resume normal reporting under the 1934 Act (or request and obtain further no-action relief from the Commission) if the Trust and/or the SBIC is in existence three years from the date of this letter.

You contend that, under the present circumstances, continued compliance with the annual and quarterly reporting requirements of the 1934 Act would pose a substantial financial burden on the Trust with no offsetting benefit to any existing holders of Beneficial Interests, and would provide no meaningful information to holders of Beneficial Interests.

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6 You represent that as soon as it is permitted to do so by the terms and provisions of Section 54(c) of the Investment Company Act, the SBIC will file on Form N-54C notifying the Commission of its voluntary withdrawal of election under Section 54(a) of the Investment Company Act. You represent that, subsequent to filing on Form N-54C, the SBIC will not be required to register as an investment company under the Investment Company Act in reliance on the exception provided by Section 7 of the Investment Company Act for "transactions which are merely incidental to the dissolution of an investment company." *See I.C.H. Corporation*, SEC Staff No-Action Letter (Feb. 26, 1997).

Legal Analysis

Section 15(d) of the 1934 Act requires every issuer that has filed a registration statement that becomes effective under the 1933 Act to make certain filings with the Commission as required by Section 13 of the 1934 Act. Section 13(a) of the 1934 Act requires every issuer of a security registered under Section 12 of the 1934 Act (a "Registered Issuer") to make certain filings with the Commission, in accordance with the rules and regulations prescribed by the Commission.

Specifically, Rule 13a-1 under the 1934 Act requires that Registered Issuers file annual reports on Form 10-K for each fiscal year. Rule 13a-11 under the 1934 Act requires that Registered Issuers file current reports on Form 8-K, unless substantially the same information as that required by Form 8-K has been reported previously by the Registered Issuer. Rule 13a-13 under the 1934 Act generally requires a Registered Issuer to file quarterly reports on Form 10-Q for each of the first three quarters of its fiscal year. You request relief to permit the Trust, on its own behalf and on behalf of the SBIC, to cease filing annual and quarterly reports as required by the 1934 Act.[7]

The Commission has indicated that it may be appropriate to modify particular issuers' reporting requirements under Sections 13 and 15 of the 1934 Act if: (1) such modification is not inconsistent with the protection of investors; and (2) full compliance with the reporting requirements would entail unreasonable effort or expense.[8] Applying these principles, the Commission staff has granted no-action relief to several issuers that have ceased or severely curtailed their operations.[9] The Commission has noted that where a court-appointed trustee in a bankruptcy proceeding or a receiver or other judicially appointed officer has possession of an issuer's books and records, it may be

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7 You state that the Trust will continue to report on Form 8-K any material developments that affect the Trust and the SBIC.

8 *See Application of the Reporting Provisions of the Securities Exchange Act of 1934 to Issuers Which Have Ceased or Severely Curtailed Their Operations*, Securities Exchange Act Release No. 9660 (June 30, 1972) ("Release No. 34-9660").

9 *See, e.g., Overseas Partners Ltd.*, SEC Staff No-Action Letter (Mar. 16, 2007); *Global Preferred Holdings, Inc.*, SEC Staff No-Action Letter (Jul. 18, 2006); *ML-Lee Acquisition Fund II, L.P. and ML-Lee Acquisition Fund (Retirement Accounts) II, L.P.*, SEC Staff No-Action Letter (Mar. 2, 2003); *J.G. Industries, Inc.*, SEC Staff No-Action Letter (Jun. 18, 2001); *ML-Lee Acquisition Fund, L.P.*, SEC Staff No-Action Letter (Feb. 4, 2000); *JMB Income Properties, Ltd.-XIII*, SEC Staff No-Action Letter (May 13, 1999); *PaineWebber R&D Partners, L.P.*, SEC Staff No-Action Letter (Jul. 31, 1998); *Arvida/JMB Partners, L.P.-II*, SEC Staff No-Action Letter (Apr. 20, 1998); JMB *Income Properties, Ltd.-IX*, SEC Staff No-Action Letter (Apr. 24, 1997); *JMB Income Properties, Ltd.-VI*, SEC Staff No-Action Letter (May 9, 1996); *Numerica Financial Corporation*, SEC Staff No-Action Letter (Apr. 1, 1996); *Chrysler Capital Income Partners, L.P.*, SEC Staff No-Action Letter (Apr. 24, 1995); *Monarch Capital Corporation*, SEC Staff No-Action Letter (Sep. 3, 1992).

appropriate to accept reports prepared under the supervision of the trustee or other judicially appointed officer, as the case may be, in lieu of periodic reports that conform to the requirements of the 1934 Act.[10]

You believe that it is consistent with the protection of investors to permit the Trust to cease filing Forms 10-K and 10-Q on its own behalf and on behalf of the SBIC. You assert that Forms 10-K and 10-Q are designed to provide investors with information about the continuing operations and financial status of an issuer, and to assist investors in determining whether or not to hold, buy, or sell a particular security. You argue that the Trust and the SBIC have no material information to impart to investors via Form 10-K or Form 10-Q because there is not now and has never been a public market for the Beneficial Interests, the Trust has no operations and few remaining assets other than the SBIC, and the SBIC is in a liquidating receivership from which it does not expect to emerge as an operating concern.[11] You also contend that continued compliance with the quarterly and annual reporting requirements under the 1934 Act would constitute an unreasonable burden on the Trust because the Trust has completely ceased operations, has only minimal funds, and is not generating any additional cash to pay for the expenses of preparing and filing annual and quarterly reports. You argue that requiring the Trust to continue filing annual and quarterly reports conforming to the requirements of the 1934 Act for itself and on behalf of the SBIC would generate substantial expenses to the Trust without providing any corresponding benefit. You further contend that continued compliance with the quarterly and annual reporting requirements under the 1934 Act may detract from the sole focus of the SBIC, which is the orderly disposition of its assets pursuant to the receivership.

On the basis of the facts and representations in your letter, we would not recommend enforcement action to the Commission under Sections 13(a) and 15(d) of the 1934 Act and the rules thereunder if the Trust, on its own behalf and on behalf of the SBIC, ceases filing annual and quarterly reports under Sections 13(a) and 15(d) of the 1934 Act with the Commission, commencing with relief from having to file Form 10-K for the period ended December 31, 2008.[12] This conclusion is based in particular on your representations that: (1) within four business days after the date the requested relief is granted, the Trust will disclose in a current report on Form 8-K (among other things) the Trust's plans for dissolution, winding up, and liquidation, and the fact that the Trust will cease filing on its own behalf and on behalf of the SBIC annual and quarterly reports under Sections 13(a) and 15(d) of the 1934 Act; (2) the Trust, on its own behalf and on behalf of the SBIC, will disclose in a current report on Form 8-K any material

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[10] *See* Release No. 34-9660.

[11] You represent that in the event that the Trust and the SBIC possess such material information in the future, the Trust will disclose such information on Form 8-K.

[12] This letter confirms no-action relief orally provided by Kyle R. Ahlgren, Attorney-Adviser, Office of Chief Counsel, Division of Investment Management, to Michael K. Denney of Bradley & Riley PC, counsel for the Trust and the SBIC, on March 31, 2009.

developments relating to the Trust and the SBIC, including, but not limited to, any advancement of funds to the Trust by the Trust Advisor, the termination, liquidation, dissolution, and cancellation of the Trust and the SBIC, and all material developments relating to the SBIC's receivership (including copies of any Court Reports); (3) in the event the SBA liquidates the SBIC's assets in amounts that exceed the aggregate of the amount due to the SBA and the costs of the receivership, and the SBA distributes the excess to the Trust, the Trust will, as soon as practicable, use the proceeds to satisfy its obligations and make a final distribution to the holders of Beneficial Interests; (4) the Trust, on behalf of itself and the SBIC, will resume reporting under the 1934 Act (or request and obtain further no-action relief from the Commission) if the Trust and/or the SBIC is in existence three years from the date of this letter; and (5) the Trust will file on Form 15 to terminate the registration of the Beneficial Interests as soon as it is legally permitted to do so.

This letter expresses our position on enforcement action only, and does not purport to express any legal conclusions on the issues presented.[13] Because our position is based on the facts and representations in your letter, you should note that any different facts or representations may require a different conclusion.

Kyle R. Ahlgren
Attorney-Adviser

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13 You have not requested, and we do not take, any position with respect to the obligations of the Trust and the SBIC under Section 14(a) of the 1934 Act and the rules thereunder relating to the filing of proxies in connection with shareholder votes.